

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2014

Via E-mail
Peter Tassiopoulos
Chief Executive Officer
Sphere 3D Corporation
240 Matheson Blvd. East,
Mississauga, Ontario L4Z 1X1

> **Re:** **Sphere 3D Corporation**
> **Joint Proxy/Registration Statement on Form F-4**
> **Filed July 23, 2014**
> **File No. 333-197569**

Dear Mr. Tassiopoulos:

We have reviewed your joint proxy/registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your analysis as to whether you qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. If you believe you qualify, please disclose this status in the filing; and describe how and when a company may lose emerging growth company status and provide a brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

Prospectus Cover Page/Letter to Shareholders

2. We refer to the second paragraph of the letter to Overland shareholders describing in mathematical terms how the number of shares of Sphere 3D common stock to be issued as merger consideration is to be calculated. Please explain clearly the economic substance behind the formula and inputs used to arrive at the agreed-upon merger consideration. As one example, please indicate the source of the numerical inputs to the formula.

3. We again refer to the description of the merger consideration payable to Overland shareholders. It states that for each share of Overland common stock held as of the effective time, Overland shareholders will receive 0.510594 share of Sphere 3D common plus a number of additional Sphere 3D common shares to be determined based on the stated formula. The calculation depends on the number of shares of Sphere 3D held by Overland as of the effective time, as well as the amount of indebtedness repaid by Overland between signing the merger agreement and closing the transaction. Please present, in an appropriate place in the filing, a possible range of total Sphere 3D shares payable per Overland share based on recent and reasonable estimates of the inputs into the formula for determining consideration (i.e., the number of common shares of Sphere 3D expected to be held by Overland immediately prior to the closing of the merger and the principal amount of any indebtedness of Overland to the Cyrus Funds expected to be by Overland repaid between the signing and closing of the merger). You may wish to provide disclosure regarding the range of consideration payable elsewhere in the filing, with a cross-reference on your cover page.

4. The fifth paragraph of the letter states that the merger cannot be completed without the holders of a majority of Overland's outstanding shares of common stock entitled to vote at the special meeting. We note from disclosure in the Q&A section and elsewhere in the filing that the majority shareholder of Overland along with other Overland shareholders have entered into a voting agreement pursuant to which they have agreed to vote their shares representing approximately 65% of the outstanding shares of Overland as of the record date in favor of the merger at the special meeting. Accordingly, please state clearly in the cover page/letter to shareholders, if accurate, that as a result of the voting agreement, the merger is expected to be approved by the Overland shareholders at the special meeting, regardless of the votes of Overland shareholders who are not party to the voting agreement. Please clarify this matter where appropriate throughout your filing.

Questions and Answers about the Merger and Special Meeting, page 1

5. Please address in your Q&A section what holders of Overland options, restricted stock units, and convertible notes will receive in the merger, to the extent the treatment of these securities is material to an Overland shareholder's voting and investment decision.

6. Please provide a Q&A describing the conditions to the merger. We note the related discussion in your summary.

7. Please also consider adding a Q&A explaining the prohibition against Overland soliciting other offers relating to an alternative transaction, as discussed on page 100.

Q: Do persons involved in the merger have interests that may conflict with mine…?, page 2

8. Please revise the disclosure in this Q&A to state more clearly and comprehensively the source of the potential conflicts of interest of certain persons involved in the merger. For

example, expand to clarify that Mr. Kelly, current CEO of Overland, is currently on the board of directors of both Overland and Sphere 3D and that he will be the CEO of the combined company following the merger, and that Mr. Bordessa is currently on the board of Overland as the nominee of the Cyrus Funds.

Q: What happens if the merger is not completed?, page 4

9.   Please disclose here, as you do elsewhere, that if the merger is not completed Overland may be required to pay a $3.5 million termination fee and will be required to repay the $5 million loan made by Sphere 3D upon its maturity in May 2018.

Risk Factors

Risks Related to the Merger

"The rights of Overland's shareholders who become Sphere 3D shareholders…," page 27

10.   This risk factor indicates that there "may be material differences between the current rights of Overland shareholders, as compared to the rights they will have as Sphere 3D shareholders." Please expand to highlight the material differences that may be adverse to Overland shareholders upon becoming Sphere 3D shareholders.

11.   Further, please add a risk factor disclosure discussing the more limited SEC reporting requirements applicable to Sphere 3D as a foreign private issuer, as compared to a domestic reporting issuer such as Overland, and the attendant risks for investors. We note in this regard your discussion beginning on page 86 of Sphere 3D's reporting requirements as a foreign private issuer.

"Fluctuations in the Canadian/United States exchange rate…," page 36

12.   To indicate the scope of the risk described here, please provide quantitative information regarding the "substantial portion" of your revenue earned in U.S. dollars, as well as the "substantial portion" of your operating expense incurred in Canadian dollars.

Proposal One – The Merger

Background of the Merger, page 47

13.   You disclose here that in the fall of 2012, "Mr.Tassiopoulos, only a shareholder of Sphere 3D at the time, reached out to [Overland CEO] Mr. Kelly, whom he had met socially on several previous occasions, to discuss the possibility of Sphere 3D being acquired by Overland." Please advise, and if appropriate disclose, whether Mr. Tassiopoulos had any specific authority or instruction from Sphere 3D management (e.g., board approval) regarding this communication with Mr. Kelly.

14.   You indicate on page 57 that the special committee of the Overland board of directors discussed the need or advisability of a "majority of the minority" provision in connection with the proposed merger transaction with Sphere 3D. Please briefly explain what a "majority of the minority" provision is in this context, and clarify the conclusion reached by the special committee with respect to the need for it, in light of the potential risk described.

Opinion of Roth, the Special Committee's Financial Advisor, page 62

15.   You disclose that in arriving at its fairness opinion, Roth Capital Partners, LLC, reviewed and analyzed the financial terms of the draft merger agreement provided to Roth on May 15, 2014. Please advise whether there were any material differences between the draft reviewed by Roth and the final merger agreement executed by Overland and Sphere 3D later that day. If so, please disclose the material differences here and in the background of the merger discussion. We note in this regard the disclosure on page 63 that Roth assumed, at the special committee's direction, that the merger will be consummated in accordance with the terms set forth in the draft agreement reviewed by Roth without waiver, modification or amendment of any material term.

Treatment of Overland Restricted Stock Units and Options

Restricted Stock Units, page 69

16.   The disclosure provided here regarding the acceleration of vesting of Overland RSU awards in connection with the merger is unclear. You disclose that any Overland RSU award that is outstanding at the effective time of the merger and that provides per its terms for vesting upon a change in control will vest at the level provided under such terms immediately prior to the effective time. You state further, "In addition, a total of 50% of all Overland restricted stock unit awards that are outstanding and unvested on the closing date of the merger (including any units that accelerate upon a change in control in accordance with their terms) will accelerate and vest immediately prior to the effective time of the merger." Clarify whether the RSU awards that accelerate upon a change of control per their terms are excluded from the 50% figure, as the phrase "In addition" suggests, or whether these awards are included in the 50%, as the quoted parenthetical suggests. For clarity, it may be helpful to quantify the RSU awards that will vest per their terms and those that will vest otherwise at the effective time of the merger.

The Agreement and Plan of Merger, page 93

17.   We note your statement in this section that the terms of the merger agreement are not intended to provide any factual information about Overland or Sphere 3D, as well as your ensuing qualifications regarding investors' ability to rely on the representations and warranties made in the agreement. Please note that disclosure regarding an agreement's representations, warranties or covenants in a proxy statement/prospectus (whether

through incorporation by reference or direct inclusion) constitutes a disclosure to investors, on which they are entitled to rely. Please refer to the Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these statements in your proxy statement/pros pectus, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

Information about the Companies

Sphere 3D's Business

Corporate Structure, page 113

18.   Please expand this disclosure to explain briefly the reasons for Sphere 3D's reverse takeover of T.B. Mining in December 2012.

Key Subsequent Events Since December 31, 2013

Special Warrant Offering, page 116

19.   Please update the discussion of the warrants issued by Sphere 3D in the June 5, 2014 private placement as appropriate to reflect that July 31, 2014 (the "penalty deadline" discussed here) has passed.

Directors and Officers

Biographies, page 121

20.   Please clarify in Mr. Bowman's biography on page 122 whether he remains the managing partner with Capital Canada Limited. In this regard, the disclosure states he "was Managing Partner with Capital Canada Limited from 2003 to 2014," but it also refers to his responsibilities with Capital Canada Limited in the present tense, suggesting he remains with this firm.

Sphere 3D's Management's Discussion and Analysis of Financial Condition and Results of Operation, page 131

21.   Please consider providing a balanced, executive-level discussion that identifies the most important themes or other significant matters with which Sphere 3D management is primarily concerned in evaluating the company's financial condition and operating results. Such an overview would include economic or industry-wide factors relevant to the company; serve to inform the reader about how your company plans to grow revenues and income and generate cash; and provide insight into material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties (such as the Overland merger and the acquisition of V3), on which management is most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. Consider enhancing your disclosure in this regard to include a discussion and analysis of your financial condition and operating performance, both historically and prospectively. Refer to Section III.A of SEC Release No. 33-8350.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2013

Sphere 3D Corporation

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation, page 151

22.   Please expand your explanation in Note 1.(c) on page 153 and in Note 1. on page 162 to better clarify how the financial results of Overland Storage, Inc. for the year ended December 31, 2013 were derived. For example, please clarify if the December 31, 2013 financial results were derived by adding the subsequent six month interim results to the fiscal year's data and deducting the comparable preceding year's six month interim results.

Related Party Transactions of Directors and Executive Officers of the Combined Company, page 164

23.   You state that except as described in this section "or elsewhere in this proxy statement/prospectus," Sphere 3D has had no related party transaction or loans other than the merger, involving any person who will serve as a director or executive officer of Sphere 3D following the merger. Please revise to remove the general reference to disclosure "elsewhere" in the filing, and ensure that you specifically identify in this section all related party transactions for which disclosure is required for by Item

18(a)(7)(iii) of Form 20F. A specific cross-reference to more detailed disclosure elsewhere in the filing is acceptable.

24.   Please revise this section to describe the covenants in the referenced note purchase agreements with Overland waived by the Cyrus Funds in connection with the entry into the merger agreement and the issuance of notes by Sphere 3D to Overland.

Security Ownership of Certain Beneficial Owners and Management of Sphere 3D, page 183

25.   Please identify the person(s) who hold or share voting or dispositive power with respect to the Sphere 3D shares of common stock held by Sheldon Inwentash Pinetree Capital Limited.

Legal Matters, page 187

26.   We note from the beneficial ownership disclosure on page 183 that your director Jason Meretsky has an equity interest in Sphere 3D, and that Meretsky Law Firm, where he is partner, serves as Canadian corporate counsel to the company in connection with this transaction. Please tell us what consideration you gave to describing in this section Mr. Meretsky's equity interest in Sphere 3D or other economic interest that depends on the success of the offering, in each case to the extent material to Mr. Meretsky, pursuant to Item 8 of Form F-4 and Item 7.C of Form 20-F.

Where You Can Find More Information, page 189

27.   Please provide an analysis as to how you concluded that you may incorporate by reference required disclosure for Overland from its periodic reports and other filings. In particular, tell us how you concluded that Overland satisfies the $75 million public float requirement of General Instruction I.B.1 of Form S-3 required to incorporate by reference into Form F-4.

Consolidated Financial Statements

Independent Auditors' Report, pages F-4 and F-39

28.   We note that your independent auditors conducted their audits in accordance with Canadian generally accepted auditing standards. Since we do not consider Form F-4 as one coming under the Multi-Jurisdictional Disclosure System as contemplated by SEC Release No. 33-6902, please amend to include updated independent audit reports that indicate such audits were conducted in accordance with standards of the Public Company Accounting Oversight Board (United States).

Notes to the Consolidated Financial Statements

16. Subsequent Events

(b) V3 Asset Purchase Agreement, page F-35

29.   Please tell us how you determined the significance of this acquisition and whether you were required to file historical financial statements for V3 Systems, Inc. and related pro forma financial information pursuant to Rule 8-04 and Article 11 of Regulation S-X. As part of your response, please provide us with the results of the significance tests under Rule 1-02(w) of Regulation S-X.

Signatures

30.   The registration statement has not been signed by Sphere 3D's controller or principal accounting officer. Any person who occupies more than one of the specified positions should indicate each capacity in which they sign the registration statement. To the extent that Mr. Worthington, Chief Financial Officer, also serves as controller or principal accounting officer, this should be made clear. See Instructions 1 and 2 to Signatures for Form F-4. Please revise.

Exhibits

31.   Please file as an exhibit, , or incorporate by reference as appropriate, the supply and technology license agreements entered into by Sphere 3D and Overland in July 2013, or tell us how you concluded you are not required to do so.

Exhibit 23.6

32.   The consent of RSM Deutschland GmbH Wirtschaftsprüfungsgesellschaft refers to to its audit report dated May 14, 2014, with respect to the consolidated financial statements of Tandberg Data Holdings S.à r.l., "which report appears in Overland Storage, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 22, 2014." The Form 8-K including the Tandberg Data financial statements was filed by Overland on July 23, 2014. Please file a revised consent referencing the proper date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information required by the Securities Act of 1933, the Securities Exchange Act of 1934, and all applicable Securities and Exchange Act rules. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Richard B. Raymer, Dorsey & Whitney LLP